Natcore Technology extends private placement

ROCHESTER, N.Y., Jan. 5, 2016 /CNW/ -- Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF)is extending its previously announced non-brokered private placement, as announced November 26, 2015, for a period of 30 days. As previously announced, the Company intends to raise up to CDN$3.0 million through the sale of up to 8,333,333 units at a price of CDN$0.36 per unit. Each unit comprises one common share and one share purchase warrant. Each warrant entitles the holder to purchase of a further common share at $0.55 for a period of three years. Finder’s fees may be payable on portions of the placement.

Natcore has previously placed an aggregate of 3,375,633 units, generating gross proceeds of CDN$1,215,228, in prior tranches of the placement completed on November 30 and December 18, 2015.

Proceeds of the placement will be applied to further development of the Company’s technologies and general working capital.

This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.

Contact: Chuck Provini
585-286-9180
Info@NatcoreSolar.com

SOURCE Natcore Technology Inc.

%SEDAR: 00026055EE

CO: Natcore Technology Inc.

CNW 22:46e 05-JAN-16